Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

The following communications were made available by D-Wave Systems Inc. (“D-Wave”) in connection with the proposed business combination between D-Wave and DPCM Capital, Inc. (“DPCM Capital”) on various social media channels on July 18, 2022.

Twitter

D-Wave Systems @dwavesys 39s We’re excited to announce the collaboration of Mastercard and D-Wave on the research &development of quantum-hybrid applications in areas such as consumer loyalty and rewards, cross-border settlement and fraud management. Read more: 3ul19kO —Cross-Border Settlement— CROSS-BORDER PAYMENTS ARE INCREASINGLY COMPLEX AND WE NEED THE RIGHT TECHNOLOGY TO MEET THE CHALLENGE 0:39 #quantumcomputing D:Wave Promote

LinkedIn

D-Wave Systems Inc.
25,753 followers
now •

We are excited to announce that Mastercard and D-Wave will collaborate on the research and development of quantum-hybrid applications in areas such as consumer loyalty and rewards, cross-border settlement and fraud management.

The collaboration will leverage D-Wave's annealing #quantumcomputers and #quantumhybrid solvers through the Leap™ quantum cloud service delivering real-time access to quantum applications safely and securely.

Read more on how D-Wave and Mastercard are bringing the power of quantum computing to financial services. https://bit.ly/3uI19kO



Cross-Border Settlement
MORE EFFICIENT SETTLEMENT WITH QUANTUM COMPUTING MEANS MONEY MOVES FASTER REGARDLESS OF DESTINATION
#quantumcomputing
D:WAVE

D-Wave and Mastercard Take Quantum Leap into Future of Financial Servi...

Like Comment

D-Wave Systems Inc. Published by Sprout Social © 3m We are excited to announce that Mastercard and D-Wave will collaborate on the research and development of quantum-hybrid applications in areas such as consumer loyalty and rewards, cross-border settlement and fraud management. The collaboration will leverage D-Wave’s annealing #quantumcomrputers and #quantumhybrid solvers through the Leaptm quantum cloud service delivering real-time access to quantum applications safely and securely. Read more on how D-Wave and Mastercard are bringing the power of quantum computing to financial services. https://bit.ly/3ul19kO — Cross-Border Settlement — IN TODAY’S GLOBAL ECONOMY CROSSB0RDER PAYMENTS ARE ON THE RISE #quantumcomputing 0 0 Boost post People reached Engagements Like Comment Share

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information About the Proposed Transaction Between D-Wave and DPCM Capital and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the SEC by D-Wave Quantum Inc., that includes a prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. DPCM Capital commenced mailing the definitive proxy statement/prospectus to its stockholders on or about July 13, 2022, in connection with the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the transaction. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus.